SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                 SCHEDULE 13G

                               (Amendment No. 2)

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2<F1>


                         Nimbus CD International, Inc.


                               (Name of issuer)


                    Common Stock, par value $0.01 per share


                        (Title of class of securities)


                                  654390 10 3
                                (CUSIP number)


     Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                       (continued on following page(s))

                             (Page 1 of 13 Pages)

<F1>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13G
 CUSIP No. 654390 10 3                                Page 2 of 13 Pages




      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              McCown De Leeuw & Co. III, L.P.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) ( )
                                            (b) (x)


      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              California

    NUMBER OF       5   SOLE VOTING POWER
     SHARES             4,478,412 Shares of Common Stock
  BENEFICIALLY
  OWNED BY EACH     6   SHARED VOTING POWER
    REPORTING           0
   PERSON WITH

                    7   SOLE DISPOSITIVE POWER
                        4,478,412 Shares of Common Stock

                    8   SHARED DISPOSITIVE POWER
                        0

      9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,478,412 Shares of Common Stock

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                   (x)


      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              21.5%

      12      TYPE OF REPORTING PERSON
              PN

                                 13G
 CUSIP No. 654390 10 3                        Page 3 of 13 Pages




       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSONS

                McCown De Leeuw & Co. III (Europe), L.P.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) ( )
                                              (b) (x)


       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                Bermuda

  NUMBER OF SHARES   5   SOLE VOTING POWER
    BENEFICIALLY         774,046 Shares of Common Stock
   OWNED BY EACH
  REPORTING PERSON   6   SHARED VOTING POWER
        WITH             0


                     7   SOLE DISPOSITIVE POWER
                         774,046 Shares of Common Stock

                     8   SHARED DISPOSITIVE POWER
                         0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                774,046 Shares of Common Stock

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES       (x)


      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                3.7%

      12        TYPE OF REPORTING PERSON
                PN

                                 13G
 CUSIP No. 654390 10 3                        Page 4 of 13 Pages




       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSONS

                McCown De Leeuw & Co. III (Asia), L.P.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) ( )
                                              (b) (x)


       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                Bermuda

  NUMBER OF SHARES   5   SOLE VOTING POWER
    BENEFICIALLY         82,931 Shares of Common Stock
   OWNED BY EACH
  REPORTING PERSON   6   SHARED VOTING POWER
        WITH             0


                     7   SOLE DISPOSITIVE POWER
                         82,931 Shares of Common Stock

                     8   SHARED DISPOSITIVE POWER
                         0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                82,931 Shares of Common Stock

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES       (x)


      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                .4%

      12        TYPE OF REPORTING PERSON
                PN

                                 13G
 CUSIP No. 654390 10 3                        Page 5 of 13 Pages




       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSONS

                Gamma Fund LLC

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  (x)

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                California

  NUMBER OF SHARES   5   SOLE VOTING POWER
    BENEFICIALLY         193,512 Shares of Common Stock
   OWNED BY EACH
  REPORTING PERSON   6   SHARED VOTING POWER
        WITH             0


                     7   SOLE DISPOSITIVE POWER
                         193,512 Shares of Common Stock

                     8   SHARED DISPOSITIVE POWER
                         0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                193,512 Shares of Common Stock

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES       (x)


      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                .9%

      12        TYPE OF REPORTING PERSON
                OO

                                 13G
 CUSIP No. 654390 10 3                        Page 6 of 13 Pages




       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSONS

                MDC Management Company III, L.P.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) ( )
                                              (b) (x)

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                California

  NUMBER OF SHARES   5   SOLE VOTING POWER
    BENEFICIALLY         5,259,982 Shares of Common Stock
   OWNED BY EACH
  REPORTING PERSON   6   SHARED VOTING POWER
        WITH             0


                     7   SOLE DISPOSITIVE POWER
                         5,259,982 Shares of Common Stock

                     8   SHARED DISPOSITIVE POWER
                         0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                5,259,982 Shares of Common Stock

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES       (x)


      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                25.2%

      12        TYPE OF REPORTING PERSON
                PN

                                 13G
 CUSIP No. 654390 10 3                        Page 7 of 13 Pages




       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSONS

                MDC Management Company IIIA, L.P.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  (x)

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                Bermuda

  NUMBER OF SHARES   5   SOLE VOTING POWER
    BENEFICIALLY         82,931 Shares of Common Stock
   OWNED BY EACH
  REPORTING PERSON   6   SHARED VOTING POWER
        WITH             0


                     7   SOLE DISPOSITIVE POWER
                         82,931 Shares of Common Stock

                     8   SHARED DISPOSITIVE POWER
                         0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                82,931 Shares of Common Stock

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES       (x)


      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                .4%

      12        TYPE OF REPORTING PERSON
                PN

ITEM 1(A).     NAME OF ISSUER:

               Nimbus CD International, Inc. (the "Issuer").

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               State Route 629
               Guildford Farm
               Ruckersville, Virginia  22968

ITEM 2(A).     NAME OF PERSON FILING:

               This statement is filed on behalf of:

             (i)   (a)   McCown De Leeuw & Co. III, L.P.;
                   (b)   McCown De Leeuw & Co. III (Europe), L.P.;
                   (c)   McCown De Leeuw & Co. III (Asia), L.P.; and
                   (d)   Gamma Fund LLC (collectively the "Partnerships").

             (ii)  (a)   MDC Management Company III, L.P.; and
                   (b)   MDC Management Company IIIA, L.P. (collectively, the
                         "Management Companies;" and together with the Partnerships, the "Reporting Persons").

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business address of the Reporting Persons is:

               3000 Sand Hill Road, Building 3, Suite 290
               Menlo Park, California  94025

ITEM 2(C).     CITIZENSHIP:

        (i)  (a)   McCown De Leeuw & Co. III, L.P. is a California limited
                   partnership;
             (b)   McCown De Leeuw & Co. III (Europe), L.P. is a Bermuda
                   limited partnership;
             (c)   McCown De Leeuw & Co. III (Asia), L.P. is a Bermuda
                   limited partnership; and
             (d)   Gamma Fund LLC is a California limited liability company.

       (ii)  (a)   MDC Management Company III, L.P. is a California limited
                   partnership; and
             (b)   MDC Management Company IIIA, L.P. is a Bermuda limited
                   partnership.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01 per share

ITEM 2(E).     CUSIP NUMBER:
               654390 10 3

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP.

                            Amount          Percent    Sole         Shared    Sole           Shared
  Entity                    Beneficially    of         Voting       Voting    Dispositive    Dispositive
                            Owned           Class      Power        Power     Power          Power

  McCown De Leeuw & Co.         4,478,412     21.5%     4,478,412         0      4,478,412             0
  III, L.P.

  McCown De Leeuw & Co.           774,046      3.7%       774,046         0        774,046             0
  III (Europe), L.P.

  McCown De Leeuw & Co.            82,931       .4%        82,931         0         82,931             0
  III (Asia), L.P.
  Gamma Fund LLC                  193,512       .9%       193,512         0        193,512             0

  MDC Management Company        5,259,982     25.2%     5,259,982         0      5,259,982             0
  III, L.P. (a)

  MDC Management Company           82,931       .4%        82,931         0         82,931             0
  IIIA, L.P. (b)

          (a) Includes 4,478,412 shares owned by McCown De Leeuw & Co. III, L.P. ("McCown III"), an investment partnership whose general partner is MDC Management Company III, L.P. ("MDC III") and 774,046 shares owned by McCown De Leeuw III (Europe), L.P. ("MDC Europe"), an investment partnership whose general partner is MDC III.


          (b)  Includes 82,931 shares owned by McCown De Leeuw & Co. III
               (Asia), L.P. ("MDC Asia"), an investment partnership whose general partner is MDC Management Company IIIA, L.P. ("MDC IIIA").


          In addition to the above, George E. McCown, David E. De Leeuw, David
          E. King, Robert B. Hellman, Charles Ayres, Steven Zuckerman Phil D. Collins, Tyler T. Zechem, Brian C. Kerester and Gary H. Schoenfeld are the only members of Gamma Fund LLC and, along with Jeffrey E. Stiefler, the only general partners of MDC III. Messrs. McCown, DeLeeuw, Ayres, Hellman, King, Zuckerman, Lip-Bu Tan and Peter Liu are the only general partners of MDC IIIA. Each of Messrs. McCown, De Leeuw, King, Hellman, Ayres, Zuckerman, Collins, Zachem, Stiefler, Tan, Liu, Kerester and Schoenfeld disclaim beneficial ownership of any such shares, other than to the extent of their individual membership and partnership interests. Except to the extent set forth above, each of McCown III, MDC Europe, MDC Asia, MDC III and MDC IIIA and Gamma Fund LLC disclaims beneficial ownership of any shares of Issuer's common stock held by any of the other such entities. Each of McCown III, MDC Europe, MDC Asia, MDC III, MDC IIIA and Gamma Fund LLC disclaims participation in any "group" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with respect to the securities of the Issuer; however, in the event a group were to be found to exist with respect to the Issuer, each of McCown III, MDC Europe, MDC Asia, MDC III, MDC IIIA and Gamma Fund LLC could be deemed to be the beneficial owner of the shares beneficially owned by the other such entities, which beneficial ownership would total 5,536,425 shares of the Issuer's common stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Under certain circumstances set forth in the partnership agreements or the operating agreement, as the case may be, of the Reporting Persons, the general partners, limited partners and/or the members of each of the Reporting Persons have the right to receive dividends from, or the proceeds from the sale of, the Common Stock of the Issuer owned by each of the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is acting with any other Reporting Person as a member of a "group" with respect to the securities of the Issuer for purposes of Section 13(d) of the Exchange Act and the rules and regulations thereunder, or for any other purpose, and the existence of any such "group" is expressly disclaimed hereby.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 1, 1997


                              MCCOWN DE LEEUW & CO. III, L.P.

                                By MDC Management Company III, L.P.,
                                  its general partner


                              By /s/ Charles Ayres
                                 Name:   Charles Ayres
                                 Title:  General Partner

                              MCCOWN DE LEEUW & CO. III
                                (EUROPE), L.P.

                                By MDC Management Company III, L.P.,
                                  its general partner


                              By /s/ Charles Ayres
                                 Name:   Charles Ayres
                                 Title:  General Partner

                              MCCOWN DE LEEUW & CO. III (ASIA), L.P.

                                By MDC Management Company IIIA, L.P.,
                                  its general partner


                              By /s/ Charles Ayres
                                 Name:   Charles Ayres
                                 Title:  General Partner

                              GAMMA FUND LLC


                              By /s/ Charles Ayres
                                 Name:   Charles Ayres
                                 Title:  Member

                              MDC MANAGEMENT COMPANY III, L.P.

                              By /s/ Charles Ayres
                                 Name:   Charles Ayres
                                 Title:  General Partner


                              MDC MANAGEMENT COMPANY IIIA, L.P.

                              By /s/ Charles Ayres
                                 Name:   Charles Ayres
                                 Title:  General Partner